SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---         ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                     ---     ---

                 Tele Nordeste Celular Participacoes S.A.


                 Quarterly Information
                 June 30, 2003
                 (A free translation of the original report in Portuguese containing Quarterly Information prepared in accordance with the accounting practices originating in Brazil's Corporation Law)

Tele Nordeste Celular Participacoes S.A.



Quarterly Information

June 30, 2003




Contents


Special Review Report of Independent Auditors                        2

Balance Sheets                                                       3

Statements of Income                                                 4

Notes to Quarterly Information                                    5-24

Special Review Report of Independent Auditors

The Board of Directors and Shareholders
Tele Nordeste Celular Participacoes S.A.
Recife, PE

We have conducted a special review of the Quarterly Information (ITR) of Tele Nordeste Celular Participacoes S. A. for the quarter ended June 30, 2003, which comprised the Company's balance sheet, statement of income, the performance report and relevant information, prepared in accordance with the accounting practices adopted in Brazil.

Our review was conducted in accordance with specific norms established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Board of Accountancy, mainly comprising: (a) interviews and discussions with the administrators responsible for the Company's Accounting, Financial and Operational areas, in respect to the key criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that have or may have relevant effects on the Company's financial situation and operations.

Based on our special review, we are not aware of any relevant change that should be made to the above mentioned quarterly information, in order for it to be in conformity with the accounting practices adopted in Brazil and norms established by the Comissao de Valores Mobiliarios - CVM (Brazil's equivalent of the Securities and Exchange Commission of the United States), specifically concerning the disclosure of quarterly information.



                            Recife, PE, July 11, 2003

                          [OBJECT OMITTED]ERNST & YOUNG
                           Auditores Independentes S/S
                         CRC - 2SP 015.199/O-6 - S - PE



                               Paulo Sergio Dortas
                      Contador CRC - 1BA - 015.250/O-8-S-P

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with the accounting practices originating in Brazil's Corporation Law






Tele Nordeste Celular Participacoes S.A.



Balance sheets

June 30, 2003

(In thousands of reais)


                                                                   Company                          Consolidated
                                                         ------------------------------------------------------------------

Assets                                                        06.30.03       03.31.03           06.30.03          03.31.03
                                                         ------------------------------------------------------------------

Current assets
    Cash and cash equivalents                                      677            154            466,184           442,293
    Trade accounts receivable                                        -              -            183,612           174,735
    Inventories                                                      -              -              6,022            10,833
    Recoverable taxes                                            4,754          4,754             58,301            47,644
    Deferred income and social contribution taxes                  493            910             50,823            51,812
    Dividends and interest on shareholders' equity                   -         30,794                  -                 -
    Prepaid expenses                                                52             94
    Other assets                                                   804            785             25,099            24,175
                                                         --------------  -------------    --------------- -----------------

                                                                 6,780         37,491            790,041           751,492
                                                         --------------  -------------    --------------- -----------------

Noncurrent assets

    Deferred income and social contribution taxes                9,148          7,417            111,969           116,534
    Loan to subsidiaries                                         5,287          4,859                  -                 -
    Other assets                                                    39             39             12,316            12,154
                                                         --------------  -------------    --------------- -----------------

                                                                14,474         12,315            124,285           128,688
                                                         --------------  -------------    --------------- -----------------


Permanent assets

    Investments                                                791,748        759,667              8,407             9,391
    Property, plant and equipment                                3,113          3,415            509,584           540,788
                                                         --------------  -------------    --------------- -----------------

                                                               794,861        763,082            517,991           550,179
                                                         --------------  -------------    --------------- -----------------



    Total assets                                               816,115        812,888          1,432,317         1,430,359
                                                         ==============  =============    =============== =================



                                                                   Company                          Consolidated
                                                         ------------------------------------------------------------------

Liabilities and shareholders' equity                          06.30.03       03.31.03           06.30.03          03.31.03
                                                         ------------------------------------------------------------------

Current liabilities

    Trade accounts payable                                       1,424          1,560             57,816            50,941
    Loans                                                            -              -             39,617            38,187
    Debentures                                                       -              -            211,526           222,216
    Taxes payable                                                  344            322             67,505            57,520
    Salaries and vacations payable                               3,033          2,215              6,805             5,176
    Due to related parties                                      28,643         27,694                  -                 -
    Dividends and interest on shareholders' equity               5,297         32,870              9,767            47,671
    Other liabilities                                            3,814          4,876             24,011            28,749
                                                         --------------  -------------    ---------------  ----------------

                                                                42,555         69,537            417,047           450,460
                                                         --------------  -------------    ---------------  ----------------
Noncurrent liabilities

    Loans                                                            -              -             57,790            58,536
    Provision for contingencies                                     89            240             15,070            17,554
                                                         --------------  -------------    ---------------  ----------------

                                                                    89            240             72,860            76,090
                                                         --------------  -------------    ---------------  ----------------


Minority interests                                                   -              -            168,939           160,698
                                                         --------------  -------------    ---------------  ----------------

Shareholder's equity

    Paid in capital                                            313,623        288,443            313,623           288,443
    Capital reserve                                            144,352        169,532            144,352           169,532
    Profit reserves                                            122,196        122,196            122,196           122,196
    Retained earnings                                          193,300        162,940            193,300           162,940
                                                         --------------  -------------    ---------------  ----------------

                                                               773,471        743,111            773,471           743,111
                                                         --------------  -------------    ---------------  ----------------

 Total liabilities and shareholders' equity                    816,115        812,888          1,432,317         1,430,359
                                                         ==============  =============    ===============  ================


See accompanying notes .

Tele Nordeste Celular Participacoes S.A.



Statements of income

For the period of six months ended June 30, 2003

(In thousands of reais)



                                                                      Company                      Consolidated
                                                          --------------------------------  ----------------------------

                                                                06.30.03         06.30.02      06.30.03        06.30.02
                                                          ---------------  ---------------  ------------   -------------


Gross revenue from services and sales
    Telecommunication services and sale of goods                       -                -       634,080         559,852

Deductions                                                             -                -      (149,982)       (127,110)
                                                          ---------------  ---------------  ------------   -------------

Net revenue                                                            -                -       484,098         432,742

Cost of goods sold and services rendered                               -                -      (238,130)       (180,672)
                                                          ---------------  ---------------  ------------   -------------

Gross profit                                                           -                -       245,968         252,070

Operating revenues (expenses):
    Selling expenses                                                   -                -      (105,664)        (87,193)
    General and administrative expenses                           (4,964)          (4,753)      (44,290)        (48,450)
    Financial expenses                                            (3,444)          (2,505)      (81,535)        (33,138)
    Financial income                                                 576              314       104,372          23,805
    Equity pickup from subsidiaries                               67,642           50,673        (1,771)         (2,719)
    Other operating income                                           760            2,362         8,382          11,124
    Other operating expenses                                          79             (101)      (16,361)        (29,310)
                                                          ---------------  ---------------  ------------   -------------

Operating income                                                  60,649           45,990       109,101          86,189
                                                          ---------------  ---------------  ------------   -------------

    Nonoperating income                                               48              472           290           1,003
    Nonoperating expenses                                            (12)          (1,488)         (289)         (2,760)
                                                          ---------------  ---------------  ------------   -------------

Income before taxes on income                                     60,685           44,974       109,102          84,432
                                                          ---------------  ---------------  ------------   -------------

    Income and social contribution taxes                           2,641            1,938       (27,504)        (22,656)
                                                          ---------------  ---------------  ------------   -------------

Income before minority interests                                  63,326           46,912        81,598          61,776
                                                          ---------------  ---------------  ------------   -------------

Minority interests                                                     -                -       (18,272)        (14,864)
                                                          ---------------  ---------------  ------------   -------------

Net income for the period                                         63,326           46,912        63,326          46,912
                                                          ===============  ===============  ============   =============

Net income per thousand shares - R$                                 0.18             0.14
                                                          ===============  ===============

Number of shares at semester ended (thousands)               357,827,736      345,739,620
                                                          ===============  ===============


See accompanying notes.

Tele Nordeste Celular Participacoes S.A.


Notes to the Quarterly Information for the quarter ended June 30, 2003 (In thousands of reais, unless otherwise stated)

1    Operations

     Tele Nordeste Celular Participacoes S.A. was formed on May 22, 1998, through spin-off of certain assets and liabilities of TELEBRAS, based on the balance sheet as of February 28, 1999, in connection with the privatization process of the telecommunications sector in Brazil.

     Tele Nordeste Celular Participacoes S.A. is a publicly traded corporation controlled by Bitel Participacoes S.A., which holds 52.69% of voting capital and 22.61% of total capital.

     The concession for rendering Band "A" cellular telephone services to the operating subsidiaries that cover the States of Alagoas, Ceara, Piaui, Rio Grande do Norte, Paraiba and Pernambuco, were granted by the Federal Government on November 4, 1997 and may be renewed for successive periods of 15 years.

     The business activities of operating subsidiaries, including the services they may provide and the maximum tariff rates to be charged are regulated by the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes - ANATEL), the regulatory agency for Brazil's telecommunications industry, in compliance with Law No. 9,472 of July 16, 1997 and the respective regulations.

     TIMNET.COM S.A. was formed on June 13, 2000, in which Tele Nordeste Celular Participacoes S.A. holds a 20% shares interest. The business purpose of this company is to provide Internet access to end users, as well as related services, hosting of Internet services, web design, the rendering of information and data processing services, and technical consulting and assistance regarding information technology and telecommunications.

2    Corporate Reorganization - The Millennium Project

     At the time the controlling shareholder of Tele Nordeste Celular Participacoes S.A. acquired its common shares participation, resulting from the privatization process, it paid an amount in addition to the accounting value of the common shares, thus characterizing a premium. In the first quarter of 2000, Tele Nordeste Celular Participacoes S.A. and its controlling shareholder started a corporate reorganization for the transfer of this premium to its operating subsidiaries in order to benefit of the tax deductibility resulting from the premium amortization.

     As the first phase of the corporate restructuring, the premium was transferred to Tele Nordeste Celular Participacoes S.A. by means of a two-step process, involving the formation by the controlling shareholder of a new subsidiary to which the premium was transferred and later on the merger by absorption of this new subsidiary into Tele Nordeste Celular Participacoes S.A. on April 3, 2000. These two steps were completed on April 28, 2000, at which date they were approved by the Extraordinary Shareholders General Meeting.

     In the second phase, Tele Nordeste Celular Participacoes S.A. performed a spin-off, by which the operating subsidiaries incorporated the respective participation in the premium. This second phase was approved by the Board of Directors of Tele Nordeste Celular Participacoes S.A. on May 30, 2000 and by the Extraordinary Shareholders General Meeting of each subsidiary on June 30, 2000.

     The accounting records kept for corporate and tax purposes resulting from the corporate restructuring process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

                                                           Consolidated
                                                        -----------------------
                                                         06.30.03     03.31.03
                                                        ----------  -----------

Premium incorporated for investment
 acquisition, net of accumulated amortization            376.471      394.991

Provision for integrity of net equity,
 net of reversals                                       (248.469)    (260.694)
                                                        ----------  -----------
Tax benefits                                             128.002      134.297
                                                        ==========  ===========

     The premium was recorded under the financial precept of expected future profitability and is being amortized over a 10-year period, as per the appraisal report prepared by a specialized firm. In view of the Company's projected operating results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report. During the current year, there were no changes in the Company's management expectation in relation to the amortization period established.

     The provision for integrity of net equity represents 66% of premium net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

     In order to provide a better presentation of the financial statements, the net amount of premium less the provision of R$128.002 that, in essence, represents the tax credit balance, was classified in the balance sheet under current assets (R$ 25,180) and noncurrent assets (R$ 102.822) as deferred income and social contribution tax credits. Amortization of premium and the reversal of the provision are recorded, respectively, as other operating expenses and income.

3    Presentation of the quarterly information

     The consolidated quarterly information was prepared in accordance with the accounting practices originating in Brazil's Corporation Law and the complementary rules of the Brazilian Securities and Exchange Commission - CVM (Brazilian regulatory authority for listed companies).

     Some June 30, 2002 accounts of the statement of income were reclassified for purposes of adequacy and consistency with the current year. Due to their immateriality, they are not been detailed.

4    Consolidated Financial Statements

     The consolidated financial statements include Tele Nordeste Celular Participacoes S.A. and the following subsidiary companies:

                                                 % de Participation
                                               -----------------------
                                                06.30.03     03.31.03
                                               ----------  -----------

     Telas Celular S.A.                          79,4994    78,7759
     Telceara Celular S.A.                       80,4261    79,9870
     Telapisa Celular S.A.                       80,0090    79,4588
     Telern Celular S.A.                         76,9429    76,1892
     Telpa Celular S.A.                          72,6896    71,8475
     Telpe Celular S.A.                          79,8329    78,6831

     The consolidation process includes the following principal procedures:

     a. Elimination of intercompany asset and liability balances;

     b. Elimination of participation in subsidiaries' capital, reserves and retained earnings;

     c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

     d. Identification of minority interests in the consolidated financial statements.


5    Summary of Principal Accounting Practices (parent company and subsidiaries)

     Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

     a. Cash and cash equivalents

     Consists of bank account balances and short-term investments that mature in less than three months. The latter are stated at cost plus earnings to the balance sheet date.

     b. Trade accounts receivable

     Accounts receivable from telecommunication service subscribers are stated at the tariff rate in effect on the date the service is rendered. They also include amounts receivable from services rendered but not billed up to the balance sheet date as well as receivables arising from the sale of cellular telephones.

     c. Allowance for doubtful accounts

     Is set up at an amount considered adequate to cover any adventitious losses arising on collection of accounts receivable, taking into consideration the risks involved.

     d. Inventories

     Comprising mainly cellular telephones for resale, are valued at average cost, net of a provision for adjustment to market value, when applicable.

     e. Investiments

     Investments in subsidiaries and affiliates are valued at the equity method, and their accounting practices are in line with those of the parent company.

     f. Property, plant and equipment

     Are recorded at acquisition or construction cost, less accumulated depreciation. Expenditures incurred with repair and maintenance costs are capitalized when representing improvements (increase of installed capacity or extended estimated useful life), otherwise they are charged to operating results, observing the accrual basis. Interest on loans financing construction in progress is capitalized and depreciated over the estimated useful life of the asset item. The recovery of property, plant and equipment through operations is reviewed annually.

     Depreciation is calculated by the straight-line method at rates that take the estimated useful life of the assets into consideration, as shown in
     Note 10.

     g. Income and social contribution taxes

     Income and social contribution taxes are calculated at the rate in effect at the date of preparation of the financial statements, according to the accrual basis.

     Deferred income and social contribution taxes are recorded in current and noncurrent assets, according to their expected realization date, and are reviewed annually.

     The tax credit resulting from merger of the spun off assets of Tele Nordeste Celular Participacoes S.A. into its subsidiaries is being realized over a 10-year period.

     h. Loans and financing

     Loans and financing include interest accrued to the balance sheet date. As mentioned in Note 11, the subsidiaries have hedge contracts that effectively convert liabilities denominated in U.S. dollars into obligations denominated in reais, in order to protect themselves against an unexpected devaluation of the real in relation to the U.S. dollar. Hedge operation gains and losses are shown in the statement of operations on the accrual basis, at contracted rates.

     i. Vacations accrual

     Vacations and related charges are accrued in proportion to the vacation acquisition period.

     j. Provision for contingencies

     Is set up based on management's expectations, supported by the legal advisors' opinion, at amounts judged sufficient to cover probable losses and risks.

     k. Recognition of operating income

     Income derived from services rendered and from the sale of cellular telephones is recorded according to the date the services are rendered or the sale made. The telecommunication cellular services comprise the subscription, use, use of network and other services rendered to subscribers and other telecommunication operators. Services rendered in the period between the billing date up to the end of each month are estimated and recognized as income in the month the service is rendered.

     Prepaid telecommunication services are recognized on the accrual basis in the period they are used, based on the effective use recorded in each period.

     l. Employees' profit sharing

     The Company accrued the employees' participation in profit based on operating goals and the amounts are subjected to the approval of the Shareholders' General Meeting.

     m. Financial instruments

     The Company estimates, based on the relevant market information available or other evaluation techniques, the fair value of the financial instruments, including the hedge instruments, at the balance sheet date.

     n. Use of estimates

     The preparation of the Company's and consolidated financial statements require management to make estimates and establish assumptions that may affect the amounts disclosed in the financial statements and corresponding notes. The actual results may differ from these estimates.

     o. Income per 1,000-share lot

     Income per 1,000-share lot is calculated based on the number of outstanding shares at the balance sheet date.

6    Transactions with Related Parties

     The main transactions between related parties are represented by network use services and loans, and were carried out under normal market conditions.


                           Telasa     Telpe       Telpa     Telern     Teleceara   Telepisa   Balances    Balances
                           Celular    Celular     Celular   Celular    Celular     Celular    in          in
                           S.A.       S.A.        S.A.      S.A.       S.A.        S.A.       06.30.03    03.31.03
                           -------------------------------- ---------- ----------- ---------- -----------------------

ASSETS
Noncurrent                        542       2,140      517        515       1,249        324        5,287      4,859
  Other rights                    542       2,140      517        515       1,249        324        5,287      4,859

Dividends and interest
  shareholders' equity              -           -        -          -           -          -            -     30,794

LIABILITIES
Current                             -      28,643        -          -           -          -       28,643     27,694
   Other obligations                -           -        -          -           -          -            -          -
   Loans                            -      28,643        -          -           -          -       28,643     27,694

EXPENSES                            -       3,046        -          -           -          -        3,046      1,377
  Financial expenses                -       3,046        -          -           -          -        3,046      1,377

INCOME                             74         108       18         67         256         42          565        388
  Financial income                  -           -        -          -           -          -            -          -
  Interest on shareholders' equity 74         108       18         67         256         42          565        388

     The Company signed a management agreement with its collaborating shareholder Telecom Italia Mobile SpA, encompassing consulting services for the business development. This contract was duly approved by the Extraordinary Shareholders Meeting of November 29, 2000 and establishes, mainly, a quarterly remuneration of 1% of the consolidated net operating income. The agreement matures in September 2003. During the period of six months ended June 30, 2003, the expenses related to this agreement totaled R$ 4,966, shown as administrative expenses in consolidated.

     Since October 2001, the Company's subsidiary operators are offering their customers Internet services through the investee TimNet.com.

     Assets and liabilities related to the use of the network refer to consideration for the provision of interconnection services.

     Loans relate to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDI) rate.

     Rights and obligations relate mainly to the sale of cellular telephones between related companies.

7    Trade Accounts Receivable

                                                Consolidated
                                     --------------------------------

                                        06.30.03         03.31.03
                                     ---------------  ---------------

Services billed                             112,489          112,349
Unbilled services                            28,766           29,265
Network use                                  37,881           41,308
Sale of goods                                39,037           23,606
                                     ---------------  ---------------

                                            218,173          206,528

Allowance for doubtful accounts             (34,561)         (31,793)
                                     ---------------  ---------------

                                            183,612          174,735
                                     ===============  ===============


Falling due                                 103,067           98,131
Matured for up to 60 days                    58,990           44,616
Matured for over 61 days                     56,116           63,781
                                     ---------------  ---------------

                                            218,173          206,528
                                     ===============  ===============


8    Deferred income and social contribution taxes

     The Company and its subsidiaries, based on the expectation of future taxable income generation, recognizes tax credits on tax losses for the prior years, which do not have expiration term and whose offsetting is limited to 30% of the annual taxable income.

     Deferred income and social contribution tax credits are composed as follows:


                                                         Controladora                      Consolidado
                                               ---------------------------------  ---------------------------

                                                  30.06.03          31.03.03       30.06.03       31.03.03
                                               ----------------  ---------------  ------------  -------------

Credit from the merger (Note 2 and 5g)                       -                -       128,002        134,297
Provision for contingencies                                 30               82         3,180          5,521
Allowance for doubtful accounts                              -                -        11,751         10,809
Employees' profit sharing                                  268              732           585          1,603
Tax losses                                               6,678            5,454         8,233          6,033
Loan for use depreciation - complement                       -                -         7,865          7,338
Social contribution tax negative basis                   2,469            1,964         2,604          2,126
Other provisions                                           196               95           572            619
                                               ----------------  ---------------  ------------  -------------

                                                         9,641            8,327       162,792        168,346

Short-term                                                (493)            (910)      (50,823)       (51,812)
                                               ----------------  ---------------  ------------  -------------

Long-term                                                9,148            7,417       111,969        116,534
                                               ================  ===============  ============  =============


     According to the projections prepared by the Company's management, the long-term deferred income and social contribution taxes existing at June 30, 2003 will be realized over the following years:

                             Company            Consolidated
                      ------------------    ------------------

2004                              3,064                28,244
2005                              3,064                27,880
2006                              3,020                25,180
2007                                  -                25,180
2008                                  -                 5,485
                      ------------------    ------------------

                                  9,148               111,969
                      ==================    ==================

     The reconciliation of income and social contribution tax expense calculated by the application of the combined tax rates and the amounts charged against the operating results for the period in 2003 and 2002 is shown below:

                                                                  Company                  Consolidated
                                                         -------------------------- -------------------------

                                                          06.30.03      06.30.02     06.30.03     06.30.02
                                                         ------------  ------------ ------------ ------------

Income before taxes on income                                 60,685        44,974      109,102       84,432

Combined tax rate                                                34%           34%          34%          34%

                                                         ------------  ------------ ------------ ------------
Income and social contribution taxes due                      20,633        15,291       37,095       28,707

Additions (deductions):
   Provision for shareholders' equity integrity                    -             -       (8,310)      (8,310)
   Equity pickup                                             (22,998)      (17,229)         602            -
Dividends reversion                                             (181)            -         (420)
Goodwill reversion                                                 -             -         (816)           -
   Other                                                         (95)            -         (647)       2,259
                                                         ------------  ------------ ------------ ------------
                                                             (23,274)      (17,229)      (9,591)      (6,051)

Income and social contribution taxes charged
    (credited) to operating results for the period            (2,641)       (1,938)      27,504       22,656
                                                         ============  ============ ============ ============

Actual tax rate                                                -4.4%         -4.3%        25.2%        26.8%
                                                         ============  ============ ============ ============



9    Investiments (Company)

     Participation in subsidiaries at June 30, 2003

                                      Telasa       Telpe     Telpa     Telern  Teleceara  Telepisa     Timnet.
                                     Celular     Celular   Celular    Celular    Celular   Celular      Com
                                       S.A.        S.A.       S.A.      S.A.      S.A.       S.A.       S.A.       Balance
                                   ----------- ----------- --------- ---------  ---------  --------- ------------ --------

Capital                               58,208     137,393    45,151     47,200    153,787    40,987       78,000

Quantity of shares hold (000)
Common                             2,783,950   3,694,402   435,644    342,148    673,533   821,853   15,600,000

Preferred                          2,627,846   3,204,665   600,369    558,615  1,088,901 1,133,025            -

Participation (%)                   79.4994%    79.8329%  72.6896%   76.9429%   80.4261%  80.0090%     20.0000%

Shareholders' equity without
the premium special reserve
as of 06.30.03                        87,123     235,211    74,030     76,624    277,453    57,273       42,038
                                  =========== =========== ========= =========== ========= ========= ============

Income (loss) for the period          12,028      17,775     7,792      7,565     36,380     6,144        8,856
                                  =========== =========== ========= =========== ========= ========= ============

Equity pickup                          9,562      14,191     5,664      5,821     29,259     4,916       (1,771)   67,642
                                  =========== =========== ========= =========== ========= ========= ============ ========

Investment                            69,262     187,776    53,812     58,957    223,145    45,824        8,407   647,183

Premium special reserve               14,385      66,271    13,147     13,278     29,789     7,695            -   144,565

                                  ----------- ----------- --------- ---------   ---------  --------- ------------  ------
Investiment at 06.30.03               83,647     254,047    66,959     72,235    252,934    53,519        8,407   791,748
                                  =========== =========== ========= =========== ========= ========= ============ ========

9    Investimentos (Controladora) (continued)

     Participation in subsidiaries at March 31, 2003

                                     Telasa       Telpe     Telpa    Telern    Teleceara   Telepisa    Timnet.
                                    Celular     Celular   Celular   Celular      Celular    Celular     Com
                                     S.A.         S.A.      S.A.      S.A.        S.A.       S.A.       S.A.       Balance
                                ------------ ----------- --------- --------- ------------ ---------- ------------ ----------

Capital                              33,971     125,621    43,164    45,012       94,743     24,762       78,000

Quantity of shares hold (000)
Common                            2,686,484   3,484,857   421,895   330,503      656,371    799,312   15,600,000

Preferred                         2,493,196   2,946,710   571,404   533,176    1,057,883  1,090,126            -

Participation (%)                  78.7759%    78.6831%  71.8475%  76.1892%     79.9870%   79.4588%     20.0000%

Shareholders' equity
without the premium
special reserve as of 03.31.03       78,823     216,050    68,840    71,140      253,542     52,833       46,956
                                ============ =========== ========= ========= ============ ========== ============

Income (loss) for the period          6,290      10,387     4,589     4,269       17,772      3,074       (3,938)
                                ============ =========== ========= ========= ============ ========== ============

Equity pickup                         4,955       8,173     3,297     3,253       14,215      2,442         (788)    35,547
                                ============ =========== ========= ========= ============ ========== ============= =========

Investment                           62,094     169,995    49,460    54,201      202,800     41,980        9,391    589,921
Premium special reserve              16,946      78,043    15,134    15,466       35,092      9,065            -    169,746

                                ------------ ----------- --------- --------- ------------ ---------- ------------ ----------

Investiment at 03.31.03              79,040     248,038    64,594    69,667      237,892     51,045        9,391    759,667
                                ============ =========== ========= ========= ============ ========== ============= =========


10   Property, Plant and Equipment


                                                             Company                         Consolidated
                                                       ------------------- ------------------------------------------------
                                                       06.30.03  03.31.03              06.30.03                    03.31.03
                                                       --------- --------- ------------------------------------- ----------
                                        Average annual
                                         depreciation  Net       Net                   Accumulate     Net        Net
                                             rate - %  balance   balance      Cost     depreciation   balance    balance
                                    ------------------ --------- --------- ----------- -------------- ---------- ----------

Assets and installations in service

    Switching equipment                         14.29         -         -     164,306        (89,177)    75,129     78,364

    Transmission equipment                      14.29         -         -     703,124       (457,989)   245,135    267,091

    Terminal equipment                      12,5 a 50         6         6      65,144        (49,585)    15,559     18,316

    Infrastructure                             4 a 20       262       308      69,722        (23,625)    46,097     44,830

    Assets for general use                    10 a 20     1,499     1,541      58,835        (31,055)    27,780     27,905

    Software                                       20     1,280       918     144,834        (61,913)    82,921     85,235
                                                       --------- --------- ----------- -------------- ---------- ----------

                                                          3,047     2,773   1,205,965       (713,344)   492,621    521,741

Land                                                          -         -       1,318              -      1,318      1,318

Assets and installations in progress                         66       642      15,645              -     15,645     17,729
                                                       --------- --------- ----------- -------------- ---------- ----------

                                                          3,113     3,415   1,222,928       (713,344)   509,584    540,788
                                                       ========= ========= =========== ============== ========== ==========

11   Loans and financing


                                                                                        Consolidated
                                                                                 --------------------------
                                                                                    06.30.03      03.31.03
                                                                                 ------------  ------------
Foreign currency:

Loan in the amount of US$ 50,000,000, bearing interest based on the
Libor rate for 3 months deposits + 1.7750% p.a., subject matter of a hedging operation for which the rate is 100% of the CDI monthly
ariation to final maturity                                                           97,407        96,723
                                                                                 ------------  ------------
Short-term amortizable amount                                                        (39,617)      (38,187)
                                                                                 ------------  ------------

Long-term amortizable amount                                                          57,790        58,536
                                                                                 ============  ============

     The loan from the European Bank of Investment has financial covenants that are quarterly monitored. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with these covenants.

     Loans are guaranteed by promissory notes in the amount of principal and interest due and by sureties of Tele Nordeste Celular Participacoes S.A.

     The long-term loan portion matures up to 2005, as shown below:

                                         Consolidated
                              --------------------------------
                                  06.30.2003       03.31.2003
                              ---------------  ---------------
         2004                         19,242           19,289
         2005                         38,548           39,249
                              ---------------  ---------------
                                      57,790           58,538
                              ===============  ===============

     The Company entered into hedge operations aimed at protecting it from the possible risk of the Brazilian real being devalued against the U.S. dollar. The amount of the hedge contract outstanding at the balance sheet date is R$ 97.407 and the operation matures at the same date of the loan contract.


12   Debentures

     On October 2, 2000, Telpe Celular S.A. issued 20,000 simple debentures, nonconvertible into nominative, registered shares of subordinate type, with a unit value of R$ 10, totaling R$ 200,000 on the date of issue.

     This was performed in a single series with a maturity date of October 2, 2003, with the guarantee of Tele Nordeste Celular Participacoes S.A. The debentures of this issue will be redeemed at their face value, plus 103% of the CDI remuneration accumulated over the period between the issue date and effective payment date. Interest is paid semiannually.

     Debentures have financial covenants that are quarterly monitored. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with the covenants.

13   Shareholders' Equity

     a)   Capital

     The authorized capital is 700,000,000,000 shares, according to the Company's bylaws.

     At June 30, 2003 and March 31, 2003, subscribed and paid up capital was divided into 357.827.735.643 (345.739.619.789) nominative shares, of which
     135.324.667.924 (130.753.135.918) are common and 222.503.067.719
     (214.986.483.871) are preferred, all without par value.

     Preferred shares have no voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% a year, on the amount resulting from the division of capital stock subscribed by the total number of Company shares.

     According to its bylaws, Tele Nordeste Celular Participacoes S.A. should distribute 25% of net income, adjusted in accordance with paragraphs II and II of Law No. 6,404/76, as dividends for each business year ending December
     31. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determination of the following paragraph, and this value will be increased by the amount necessary to pay the priority dividends of preferred shares.

     The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.

     It is assured to the holders of preferred shares, annually, the right of receiving dividend per share corresponding to 3% (three percent) of net equity per share as per the latest balance sheet approved, whenever the established dividend in accordance with this criterion is higher than the dividend calculated in accordance with the prior criteria, described in the preceding paragraph.

     b) Capital reserve - Special premium reserve

     This reserve was set up during the corporate reorganization process as stated in Note 2, against net assets incorporated and represents the amount of future tax benefits resulting from amortization of premium. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority stockholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission.

     The tax benefit recorded in 2000, from the incorporated premium, was R$ 204,068, of which R$ 25,180 were realized in 2002 and were used for capital increase, after the approval of the Shareholder's Meeting.


     c) Income reserves


     Statutory reserve

     This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to 80% (eighty percent) of the amount of capital, and has the objective of expanding the company's business.

     Reserve for dividends payable

     The Shareholders Meeting of April 4, 2002 approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. The Shareholder's Meeting of March 14, 2003 approved the distribution of R$ 2,244, referring to the reserve for dividends payable.

     d) Retained earnings

     The remaining net income balance for the year ended December 31, 2002, adjusted according to Article 202 of Law No. 6,404/76, in the amount of R$ 84,484, composes the balance of the retained earnings account as of June, 30 2003, and was retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget presented to and approved by the Shareholders Meeting of March 14, 2003.


     14 Financial Instruments

     The carrying values of the financial instruments referring to the assets and liabilities of Tele Nordeste Celular and subsidiaries approximate, in June 30, 2003, their fair values and are properly presented in the specific notes about cash and cash equivalents, accounts receivable, transactions with related parties, debentures, loans and hedge operations. The effects of gains and losses are recognized in income as incurred.

     Criteria, assumptions and limitations considered in calculating fair values are described as follows:

     Cash and cash equivalents

     The fair values of balances held in current accounts in banks and short-term investments are identical to their carrying values.

     Intercompany loans receivable/payable

     The fair values are identical to their carrying values since there are no similar instruments.

     Recoverable deferred taxes

     The fair values of these instruments are the same as their carrying values since recoverable taxes correspond to short-term prepayments and deferred taxes are essentially the portion of taxes relative to temporary additions and tax losses.

     Loans and financing

     The fair values of loans and financing were calculated on the basis of their present value, determined by means of future cash flows, and by using interest rates applicable to instruments of a similar nature involving similar terms and risks; alternatively, they were based on market quotations for these securities.

     Derivatives

     It is the Company's policy to eliminate market risks by avoiding assuming positions exposed to variations in market values and by operating only with instruments, which allow control of risks. The majority of derivative contracts are for swaps, using fixed interest rates as a hedging instrument for its loans.

     The carrying balances of the financial instruments included in the balance sheets do not present significant differences from their fair values as of June 30, 2003.

     The fair values were estimated at a specific time, based on relevant market information available. Changes in the assumptions can significantly affect the presented estimates.


15   Insurance

     At June 30, 2003, Tele Nordeste Celular Participacoes S.A. and its subsidiaries had insurance cover against fire and sundry risks on their fixed asset items, for amounts considered sufficient to cover possible losses.

16   Pension Plan - TimPrev

     The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebras system, under the administration of the Fundacao Sistel de Seguridade Social - Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

     Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebras System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

     In this sense, on November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV - NORDESTE (Regulamento do Plano de Beneficios TIMPREV - NORDESTE) in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

     It should be pointed out that the migration to the new plan is optional and that it could be exercised up to January 29, 2003 for purposes of total use of the bonus offered as incentives, which result from the exceeding amounts of the prior benefits plan.

     With the TIMPREV regulations in hand, actions through the Human Resources area were taken, including the use of internal facilitators, for the disclosure among the participants of the differences of the new plan in relation to the prior one. This methodology is decisive for the success of migration, which is occurring naturally, by which the participant in opting for the TIMPREV does it in an irreversible manner, thus extinguishing his/her rights linked to the PBS benefit plan (defined benefit) and to the PAMA.

     As an extension of the migration process commented above, it should be mentioned that, as it occurs, the risk of the sponsor in relation to eventual actuarial deficits decreases, due to the characteristics of the defined contribution plans.

     Up to January 29, 2003, the migration performance represented 87.10% of adherence.

     In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

          o    Regular retirement pension
          o    Anticipated retirement pension
          o    Invalid (disability) pension
          o    Deferred proportional benefit
          o    Death pension

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    July 28, 2003
                                            By /s/ Walmir Urbano Kesseli
                                               ------------------------------
                                               Name:   Walmir  Urbano Kesseli
                                               Title:  Chief Financial Officer